EXHIBIT 99.1

Equinox Gold Commences Full Construction of Santa Luz Project

NPV5% of $305 million and IRR of 58% at $1,500/oz Gold
Initial 9.5-year Mine Life with 110,500 oz of Average Annual Production from 2022–2026 all dollar figures in US dollars, unless otherwise indicated

VANCOUVER, BC, Nov. 9, 2020 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to announce Board of Directors approval to commence full construction of the Company's 100% owned Santa Luz Gold Mine ("Santa Luz" or the "Project") located in Bahia State, Brazil, with an approved construction budget of $103 million. Using the base case $1,500/oz gold price, Santa Luz is expected to produce 903,000 ounces ("oz") of gold and generate $436 million in after-tax net cash flow over an initial 9.5-year mine life from 1.1 million oz of open-pit gold Mineral Reserves (a breakdown of Mineral Reserves and Mineral Resources is provided in tables below), with additional upside from underground Mineral Resources. At $1,500/oz gold, the Project has an after-tax net present value discounted at 5% ("NPV5%") of $305 million with an internal rate of return ("IRR") of 58%.

HIGHLIGHTS

  After-tax NPV5% of $305 million at base case $1,500/oz gold
  After-tax IRR of 58% at $1,500/oz gold
  $436 million after-tax life-of-mine ("LOM") cumulative net cash flow
  - $69 million average annual EBITDA (LOM)
  - $57 million average annual net cash flow (LOM)
  $877/oz average LOM all-in sustaining costs ("AISC")
  903,000 oz LOM gold production at an average recovery of 84%
  - 110,500 oz average annual gold production 2022 - 2026
  - 95,000 oz average annual gold production (LOM)
  1.1 million oz of Proven and Probable Mineral Reserves grading 1.34 grams per tonne ("g/t") gold
  $103 million initial capital costs with payback in less than two years
  $21 million LOM sustaining capital costs (excluding capitalized stripping)
  9.5-year initial mine life with expansion potential from underground development
  First gold pour targeted for Q1 2022

Christian Milau, CEO of Equinox Gold, stated: "We continue to deliver on our sector-leading growth by launching into full construction at Santa Luz, after pouring first gold at our Castle Mountain Mine less than a month ago and first gold at our Aurizona Mine only 15 months ago. With initial capital of only $103 million, Santa Luz is fully funded and will start contributing significant cash flow to the Company in just over one year's time. We are also excited to recommence exploration in the highly prospective Santa Luz-Fazenda district, the 70-kilometre-long greenstone belt that extends between our two mines in Bahia State, Brazil."

OVERVIEW

As a brownfields past-producing mine, the majority of site services and infrastructure is already in place at Santa Luz. The initial capital costs to restart the mine include refurbishing existing infrastructure, retrofitting the plant, installing additional grinding power and increasing the storage capacities of the existing tailings and water storage facilities. Open-pit stripping is expected to begin in February 2021. Modifications and upgrades to the processing plant and tailings and water storage facilities are expected to be finished by the end of 2021, with first gold pour targeted for Q1 2022.

Santa Luz Project Highlights

Gold price (base case)	$1,500/oz
Exchange rate (Brazilian Real to US Dollar)	5.0:1
Average annual gold production (LOM)	95,000 oz
Average annual gold production (2022 - 2026)	110,500 oz
Total gold production (LOM)	903,000 oz
Mineral Reserves	1,074,941 oz
Gold grade	1.34 g/t
Strip ratio (excluding stockpiles)	4.7:1
Average gold recovery	84%
Throughput	7,400 t/d
Initial mine life	9.5 years
Initial capital costs ("capex")	$103 M
Sustaining capex (excluding capitalized stripping)	$21 M
Cash costs (LOM, including royalties)	$776/oz
AISC (LOM)[1]	$877/oz
Net cumulative cash flow (LOM, after tax)	$436 M
NPV5% (after tax)	$305 M (base case)
IRR (after tax)	58% (base case)
Average annual EBITDA (LOM)	$69 M
Average annual net cash flow (LOM, after tax)	$57 M
Payback (after tax)	1.6 years

1. AISC includes mine cash costs per oz sold, royalties, sustaining capex, and operational waste stripping costs.

ECONOMIC SENSITIVITIES

Using the base case gold price of $1,500/oz and incorporating only Proven and Probable Mineral Reserves, the Project has an after-tax NPV5% of $305 million and an after-tax IRR of 58%. Project economics are most sensitive to fluctuations in the gold price, followed by changes in operating costs, foreign exchange and capital costs.

Santa Luz Sensitivity to Gold Price

Gold price ($/oz)	$1,300	$1,400	$1,500	$1,600	$1,700	$1,800
NPV5% (after tax)	$186 M	$247 M	$305 M	$362 M	$419 M	$475 M
IRR (after tax)	38%	48%	58%	67%	76%	85%

Santa Luz Economic Sensitivities

CAPITAL AND OPERATING COSTS

Initial capital to fund construction and commissioning is estimated at a modest $103 million due to the Company's ability to leverage significant existing infrastructure at the brownfields mine site. Sustaining capital of $82 million includes $61 million of deferred stripping, $10 million for tailings storage facility expansions and $11 million of other capital costs.

Santa Luz Capital Costs

Cost Category	Initial Capital $M
Plant alterations	37.5
Tailings and water storage facility raises	7.5
Engineering, procurement and construction management	4.8
Owner's costs	10.2
Pre-stripping	20.4
Contingency	9.5
Working capital	13.1
Total initial capital cost	103.1

1. Totals may not add due to rounding.

Santa Luz Operating Costs

Total Operating Costs	$/t
Mining ($/mined)[1]	2.41
Mining ($/processed)	11.84
Processing ($/processed)	13.43
G&A ($/processed)	2.75

1. Excludes 6.9 Mt of pre-production mining. Mining cost ($/mined) includes production period mining ($2.15/t), stockpile re-handling ($0.23/t) and grade control ($0.04/t). Numbers may not sum due to rounding.

MINERAL RESERVES & RESOURCES

The mine plan is based on Proven and Probable Mineral Reserves of 24.9 million tonnes ("Mt") grading 1.34 g/t gold for 1,074,941 oz of gold contained in the C1 and Antas 3 deposits and in existing stockpiles. Initial production will mine ore from the C1 deposit and stockpiles; Antas 3 will be mined from 2024 to 2029.

Santa Luz Mineral Reserve Estimate
Effective Date June 30, 2020

Category of Mineral Reserve	Tonnes ('000s)	Gold Grade (g/t)	Contained Gold (oz)
Proven – Open pit	21,578	1.39	966,106
Probable – Open pit	1,170	1.28	48,202
Probable – Stockpile	2,191	0.86	60,634
Total Proven & Probable	24,939	1.34	1,074,941

Notes: CIM Definition Standards (2014) were followed for calculating Mineral Reserves. Mineral Reserves were generated by Equinox Gold based on the June 30, 2020 mining surface. Mineral Reserves for the C1 deposit are quoted at cut-off grades of 0.52 g/t gold for dacite-leachable and carbonaceous ores. Mineral Reserves for the Antas 3 deposit are quoted at cut-off grades of 0.54 g/t gold for dacite-leachable and carbonaceous ores and 0.45 g/t gold for dacite-high-sulphide ore. C1 and Antas 3 use a 10 m bench height (flitch height 5 m benches). Process recovery of 84% for all types of ore. Mineral Reserves were calculated using a long-term gold price of $1,350/oz. Totals may not add due to rounding.

Santa Luz Mineral Resource Estimate (exclusive of Reserves)
Effective Date June 30, 2020

Category of Mineral Resource	Tonnes ('000s)	Gold Grade (g/t)	Contained Gold (oz)
Measured – Open Pit	9,986	1.22	390,306
Measured – Underground	121	1.94	7,561
Indicated – Open Pit	562	0.99	17,924
Indicated – Underground	5,913	2.55	484,066
Total Measured & Indicated	16,582	1.69	899,857
Inferred – Open Pit	694	1.29	28,748
Inferred – Underground	6,560	2.19	461,367
Total Inferred	7,254	2.09	490,115

Notes: CIM Definition Standards (2014) were followed for calculating Mineral Resources. Mineral Resources are exclusive of Mineral Reserves. Open-pit Mineral Resources are reported at a cut-off grade of 0.50 g/t gold. Underground Mineral Resources are reported at a cut-off grade of 1.5 g/t gold. Open-pit Mineral Resources are estimated using a gold price of $1,500 per oz and constrained by a pit shell. Underground Mineral Resources are below the pit shell. Totals may not add due to rounding.

The results of a preliminary economic assessment ("PEA") of underground development are described in Additional Opportunities below, demonstrating potential to improve the overall cash flow profile and contribute an additional estimated 511,000 oz of gold production. The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the results contemplated in the PEA will be realized.

SANTA LUZ MINE PLAN

Santa Luz will be a conventional off-road truck and shovel open-pit mining operation, using a mining contractor for material movement. The stripping ratio is 4.3:1 waste to ore including existing stockpiles (4.7:1 excluding stockpiles), and 6.9 Mt of pre-stripping is proposed (excluding the rehandling of old stockpiles). The mine production schedule delivers 24.9 Mt of ore grading 1.34 g/t gold to the mill over the LOM. Waste tonnage totaling 106.5 Mt will be placed in the waste rock dumps.

Mining costs, including the mining contractor charges, stockpile re-handling and grade control, are estimated to average $2.41/t mined over the LOM.

Processing will include 2-stage crushing (jaw crusher and cone crusher) and 2-stage grinding (semi-autogenous-grinding mill and ball mill), resin-in-leach ("RIL"), elution and electrowinning. The nominal throughput rate is projected to be 7,400 tonnes per day ("t/d"), plus 1.5 additional years at a lower rate from residual stockpile feed, for a total 9.5-year mine life.

PRODUCTION SCHEDULE

All material from the pit is excavated and hauled by trucks to stockpiles and separated by ore type. The material is then blended from these stockpiles and existing stockpiles for feed to the primary crusher. The ore blend is a critical factor to ensure optimal metallurgical recovery and the stockpile areas are designed to keep sufficient ore volumes and grades appropriate for blending. The mining plan and stockpile balance target an average total organic carbon content of 0.6% in the blended ore throughout the LOM.

The LOM plan shows recoveries of 84% with production averaging 110,500 oz of gold per year for the first five years (2022-2026) with an average AISC of $922/oz. Production for the first eight years (2022-2029) when the mine is processing predominantly fresh ore averages 104,500 oz of gold per year with an average AISC of $858/oz, followed by 1.5 years processing residual stockpile feed for a LOM production average of 95,000 oz of gold per year with LOM average AISC of $877/oz.

Santa Luz Annual Gold Production and AISC

PROCESSING

The Santa Luz open-pit mine operated from mid-2013 to mid-2014, when it was placed on care and maintenance following poor metallurgical recovery results from its carbon-in-leach ("CIL") plant. Subsequent metallurgical testing programs, including the operation of a pilot-scale plant, has demonstrated that resin-in-leach is a better method of gold recovery for the Project. The Project includes a process plant capable of treating 7,400 t/d of ore through a combination of crushing and grinding, gravity concentration, RIL, elution and electrowinning.

While the majority of infrastructure is already in place, the design includes a new ball mill, new RIL circuit and new gravity concentration circuit, with its own alkaline electrowinning circuit. The plan also calls for the repair, refurbishment and improvement of the SAG mill, conical crusher, numerous belt conveyors and the water treatment plant. This will include a new primary crusher system, including new earthworks and concrete, jaw crusher, vibrating grizzly, ore bin and liner, apron feeder and belt conveyors. Additional improvements to the existing process plant include secondary slurry and resin pumps, resin wash columns, kerosene pre-treatment circuit, and a heat exchanger and water treatment plant for the elution system.

Processing costs are estimated to average $13.43/t of ore processed over the LOM. As with most gold ore processing plants, the three largest cost components are power, grinding media, and cyanide. Other significant costs are labour, resin, maintenance materials, and kerosene.

METALLURGY

The Santa Luz deposit consists of essentially two ore types: carbonaceous and dacitic. The carbonaceous ore comprises approximately 52% of the deposit and the dacitic ore approximately 48% of the deposit. The carbonaceous ore exhibits pregnant-solution-robbing characteristics when subjected to conventional cyanide leaching. The dacitic ore leaches well when subjected to conventional cyanide leaching, with little or no pregnant-solution-robbing characteristics, except for some high-sulphide dacitic ore in the Antas 3 satellite deposit that has significant sulphide-encapsulated gold.

Optimization test work established that 84% gold recovery could be achieved with blended carbonaceous/dacitic ore using RIL processing. The process plan was based on previous production records, test work conducted from 2014-2017 and further optimization in 2019-2020. The test work consisted of extensive mineralogical, diagnostic, comminution, gravity separation, flotation concentration, leaching of flotation concentrate, calcination of flotation concentrate, whole ore CIL, and whole ore RIL testing. Leach test work in 2016-2017 and 2019-2020 has been carried out at the Santa Luz on-site pilot plant to overcome the limitations of using batch tests to estimate plant recovery and gold loadings when processing pregnant-solution-robbing ores.

INFRASTRUCTURE & LABOUR

The majority of infrastructure requirements for the Project is already in place, including water storage and distribution, maintenance workshop, laboratory, site administration buildings, warehouse and workforce facilities. The mine is only 35 km from the town of Santa Luz and is easily accessible from the port of Salvador, minimizing infrastructure requirements.

The Project is in a semi-arid area and water must be carefully managed. The water storage facility has a current storage capacity of 0.3 Mm3 and a planned total storage capacity of 3.0 Mm3. The tailings storage facility has a current storage capacity of 3.0 Mm3 (4.2 Mt) and a planned total storage capacity of up to 25.2 Mm3 (35.3 Mt) to accommodate tailings from the new RIL plant.

Power is provided through an existing 138 kV connection to the national grid, extending from the Coelba power station to the main substation at the Santa Luz plant site.

There is abundant labour in the region and, as Santa Luz was previously in operation and Equinox Gold's Fazenda Brasileiro mine is only 115 km away by road, the Project has access to well-trained local and regional staff. The Project requires 420 employees during operations, rotating on three, eight-hour shifts, for a total of approximately 750 jobs during operations. Most of the workforce will come from surrounding communities.

TAXES AND ROYALTIES

The financial model incorporates assumptions about the expansion and extension of the income tax reduction benefit made available under a government economic stimulus program (the "SUDENE") to companies developing industrial projects in northeastern Brazil. The income tax rate is calculated at 15.25%, allowing for standard SUDENE tax incentives for the LOM. The Project will pay royalties of 1.5% of gross revenue to the Federal Government and 1% of gross revenue to another party. In addition, a 2% royalty is payable on production from the C1 deposit, which accounts for 398,000 oz of gold in the production schedule.

ENGINEERING, PROCUREMENT AND CONSTRUCTION MANAGEMENT

Equinox Gold commenced early works construction for Santa Luz in Q2 2020. Process plant detailed engineering is 99% complete, engineering design for the mine expansion and tailings and water storage facility expansions is almost complete, and the plant site is cleared and leveled. Most major pieces of equipment are on site and all long-lead-time equipment has been ordered. Of the $103 million construction budget, $1.1 million had been spent to the end of Q3 2020 and $8.2 million is planned for Q4 2020.

Equinox Gold has selected MIP Engineering ("MIP"), a Brazilian industrial contractor established in 1961, as the general contractor for the Project. MIP has extensive experience in management, construction and commissioning of large industrial facilities in the mining, petroleum, smelting, and metallurgical sectors for clients such as Petrobras and Vale. MIP has successfully completed over 300 projects ranging in value up to $150 million. The Owner's project team has mobilized to site and contractors are mobilizing in November 2020.

ADDITIONAL OPPORTUNITIES

As part of the Santa Luz study, SLR Consulting Ltd. (formerly Roscoe Postle Associates Inc.) included a PEA of the potential to exploit the Mineral Resources below the C1 open pit using underground mining methods, originally published in 2018 using a gold price of $1,300/oz, and updated the economics using a higher gold price of $1,500/oz. The C1 Underground project could be operated concurrently with the existing open-pit mine and has the potential to deliver an additional estimated 511,000 oz of gold and $289 million in undiscounted pre-tax cash flow over an initial 9.5-year mine life. At the base case gold price of $1,500/oz, the C1 Underground project has an after-tax NPV5% of $178 million and an after-tax IRR of 39%.

Over the contemplated 9.5-year mine life, a total of 7.1 Mt of mill feed would be extracted at a grade of 2.65 g/t gold. The design anticipates a nominal 2,500 t/d underground long hole mining operation using cemented paste backfill to allow for maximum extraction of the deposit. Mill feed from the C1 Underground would be blended with open-pit ore in the proposed 7,400 t/d process plant. No modifications to the process plant described above were included in the PEA analysis.

The C1 Underground resources are a proximal down-dip extension of the Mineral Resource exploited by the C1 open pit. If Equinox Gold elects to develop the C1 Underground, development of the main decline would take two years. Production would begin to ramp-up in Year 3 and mining would be completed by Year 10. The estimated pre-production capital cost for the C1 Underground is $74 million with total project capital of $98 million, including sustaining and closure costs. The estimated average operating cost is $50.28/t milled.

The preliminary economic analysis of the C1 Underground is based, in part, on Inferred Resources, and is preliminary in nature. Inferred Mineral Resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as Mineral Reserves. Additional drilling and technical studies will be required to convert the C1 Underground Mineral Resources to Mineral Reserves. There is no certainty that the results contemplated in the PEA will be realized.

Equinox Gold believes there is the potential for significant additional Mineral Resources to be delineated in down-dip and lateral extensions of the C1 Underground Mineral Resource. Additional definition drilling is planned to reduce the spacing between drill holes to delineate Measured or Indicated Mineral Resources to support a full underground mine design.

TECHNICAL REPORT PREPARATION

Equinox Gold retained Roscoe Postle Associates Inc. ("RPA"), now part of SLR Consulting Ltd ("SLR"), and Ausenco Engineering Canada Inc. ("Ausenco") to jointly prepare with the Equinox Gold Technical Services group a Technical Report on the Santa Luz Project. The Technical Report provides an update of a previous study dated November 15, 2018 (RPA, 2018) that disclosed information regarding the open-pit Feasibility Study and included the underground mining scenario at the level of a PEA for the portion of the C1 deposit that is below the open-pit mine design. The Technical Report also provides an update on the ownership status of the project, Mineral Resources (reported exclusive of Mineral Reserves), Mineral Reserves and project economics.

The Qualified Persons ("QPs") are Mark Mathisen, C.P.G. and Robert Michaud, P.Eng., both of SLR; Hugo Ribeiro, MAusIMM(CP), Mine Planning and Geology Manager, Santa Luz Mine, for Equinox Gold; and Stephen La Brooy, FAusIMM, and Robert Raponi, P.Eng., both of Ausenco. The Mineral Resources were prepared by Mark Mathisen based on the geological model prepared by Equinox Gold geologists, which SLR reviewed and agreed when preparing the block model. The Mineral Reserves, mine plan and mining sections of the study were prepared by or under the supervision of Hugo Ribeiro. The metallurgical testwork, process design and process plant information were prepared by or under the supervision of Stephen La Brooy and Robert Raponi. The study is being summarized into a technical report that will be filed within 45 days on the Company's website at www.equinoxgold.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar, in accordance with National Instrument 43-101.

QUALIFIED PERSONS

The technical content of this press release has been reviewed and approved by the QPs who were involved with preparation of the Santa Luz study: Mark Mathisen, Robert Michaud, Hugo Ribeiro, Stephen La Brooy and Robert Raponi.

For readers to fully understand the information in this release they should read the technical report in its entirety when it is available on SEDAR, including all qualifications, assumptions, exclusions and risks. The technical report is intended to be read as a whole and sections should not be read or relied upon out of context.

ABOUT EQUINOX GOLD

Equinox Gold is a Canadian mining company with seven operating gold mines and construction underway at an eighth site, a multi-million-ounce gold reserve base and a clear path to achieve one million ounces of annual gold production from a pipeline of development and expansion projects. Equinox Gold operates entirely in the Americas, with two properties in the United States, one in Mexico and five in Brazil. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

CAUTIONARY NOTES AND FORWARD-LOOKING STATEMENTS

Technical Information

Doug Reddy, Msc, P.Geo., Equinox Gold's COO, is a Qualified Person under National Instrument 43-101 for Equinox Gold and has approved the technical content of this document.

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources

Information regarding Mineral Reserve and Mineral Resource estimates has been prepared in accordance with Canadian standards under applicable Canadian securities laws and may not be comparable to similar information for United States companies. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this news release are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on May 10, 2014. While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. Under United States standards, mineralization may not be classified as a "Reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. As such, certain information contained in this news release concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. While an "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, it can be reasonably expected that the majority of an "Inferred Mineral Resource" could be upgraded to an "Indicated Mineral Resource" with continued exploration. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists or is economically or legally mineable. In addition, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

Non-IFRS Measures

This news release refers to mine cash costs per ounce sold, all-in sustaining costs ("AISC"), and sustaining and expansion capital expenditures that are measures with no standardized meaning under International Financial Reporting Standards ("IFRS") and may not be comparable to similar measures presented by other companies. Their measurement and presentation is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Non-IFRS measures are widely used in the mining industry as measurements of performance and the Company believes that they provide further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. Refer to the "Non-IFRS measures" section of the Company's Management's Discussion and Analysis for the period ended June 30,2020, for a more detailed discussion of these non-IFRS measures and their calculation.

Forward-looking Statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information. Forward-looking statements and forward-looking information in this news release relate to, among other things: the Company's ability to successfully advance and achieve production at Santa Luz, the Company's ability to exploit the Mineral Resources below the existing C1 open pit at Santa Luz, the strategic vision for the Company and expectations regarding production capabilities and future financial or operating performance, the conversion of Mineral Resources to Mineral Reserves, and the Company's ability to successfully advance its growth and development projects. Forward-looking statements or information generally identified by the use of the words "will", "continue",  "expected", "expectations", "potential", "estimate", and similar expressions and phrases or statements that certain actions, events or results  "could", "would" or "should", or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company's current expectations and projections about future events and these assumptions include: prices for gold remaining as estimated; currency exchange rates remaining as estimated; construction and development at Santa Luz being completed and performed in accordance with current expectations; tonnage of ore to be mined and processed; ore grades and recoveries; the timely delivery and commissioning of equipment required for the restart of Santa Luz; availability of funds for the Company's projects and future cash requirements; capital, decommissioning and reclamation estimates; Santa Luz Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; prices for energy inputs, labour, materials, supplies and services; no labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade; all necessary permits, licenses and regulatory approvals are received in a timely manner; and the Company's ability to comply with environmental, health and safety laws. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; legal restrictions relating to mining including those imposed in connection with COVID-19; risks relating to expropriation; increased competition in the mining industry; and those factors identified in the Company's MD&A dated February 28, 2020 for the year-ended December 31, 2019 and its Annual Information Form dated May 13, 2020, which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.

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For further information: EQUINOX GOLD CONTACTS, Christian Milau, Chief Executive Officer; Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 07:05e 09-NOV-20